

June 26, 2012

Via E-mail
Jan E. Dulman
Chief Financial Officer
Global Gold Corporation
555 Theodore Fremd Avenue, Suite C208
Rye, NY 10580

      Re: **Global Gold Corporation**
                  Form 10-K for Fiscal Year Ended December 31, 2011
                  Filed April 16, 2012
                  Form 10-Q for Fiscal Quarter Ended March 31, 2012
                  Filed May 21, 2012
                  File No. 002-69494

Dear Mr. Dulman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011
Description of Business, page 4
(3) Armenia Properties, Toukhmanuk, page 9

1. We note your disclosure of mineral reserves and mineral resources in this section of your filing. As a company incorporated in Delaware, only proven or probable reserves meeting the definitions in paragraph (a) of Industry Guide 7 may be disclosed in filings with the United States Securities and Exchange Commission. Please confirm you will revise your disclosure accordingly in future filings.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

2. Since you have marked the cumulative financial information from January 1, 1995 (inception) to December 31, 2011 as "unaudited," please advise your auditor to revise its report to delete all references to the cumulative period and all references to the work of the predecessor auditor.

Consolidated Balance Sheets, page F-2

3. You disclose that the asset, "Receivable from Sale" is presented net of impairment in the amount of $3,950,000. Please tell us where that amount of impairment, i.e., bad debt expense, is reflected in the 2011 statement of operations. Please also tell us how you accounted for the sale of this investment and provide all amounts related to the sale.

Note 2. Summary of Significant Accounting Policies, page F-7
l. Acquisition, Exploration and Development Costs, page F-9

4. You state you evaluate, at least quarterly, the carrying values of capitalized mining costs and related property, plant and equipment to determine if these costs are in excess of their net realizable value and if an impairment charge is required. We note that you have not yet recognized a commercially minable deposit and have only recognized minimal revenue to date. Please explain to us how you determined that the mining costs and related property, plant and equipment were not impaired as of December 31, 2011. Refer to FASB ASC 360-10-35-17. Provide to us the results of your test(s) and explain all assumptions.

Signatures, page 37

5. Please confirm that in future filings you will indicate who signed in the capacity of controller or principal accounting officer. See Form 10-K, General Instruction D(2)(a).

Exhibits

6. We note that you do not appear to have filed the secured line of credit agreement referred to on page 27 and elsewhere as an exhibit to your Form 10-K. Please confirm you will file such agreement with your next periodic report or advise us of why you believe it is unnecessary pursuant to Item 601 of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2012
Item 4. Controls and Procedures, page 29
Evaluation of Disclosure Controls and Procedures, page 29

7. We note your disclosure that you evaluated your disclosure controls and procedures as of March 31, 2011, instead of March 31, 2012. Your conclusion regarding the effectiveness of your disclosure controls and procedures also refers to your evaluation of March 31, 2011. Item 307 of Regulation S-K indicates that the conclusion on the effectiveness of the registrant's disclosure controls and procedures as of the end of the period covered by the report, is based on the evaluation of these controls and procedures, as of the end of each fiscal quarter, as required by paragraph (b) of Rule 15d-15 of the Exchange Act. Please tell us if management performed an evaluation on the disclosure controls and procedures as of March 31, 2012 and revise your disclosure accordingly. In addition, please ensure to provide the appropriate dates in Item 4 of future Forms 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Shehzad Niazi, Staff Attorney, at (202) 551-3121 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining

Jan E. Dulman
Global Gold Corporation
June 26, 2012
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